Exhibit 12.1

TREVENA, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2012	2013	2014	2015	2016
	(in thousands)
Determination of earnings
Income/(loss) before income taxes	$ (15,636)	$ (23,251)	$ (49,701)	$ (50,528)	$ (102,994)
Add:
Fixed Charges	340	303	234	531	1,927
Total Earnings/(loss)	(15,296)	(22,948)	(49,467)	(49,997)	(101,067)
Fixed charges:
Interest expense and amortization of debt discount and deferred financing costs	194	150	71	334	1,738
Estimated interest component of rent expense	146	153	163	197	189
Total fixed charges	340	303	234	531	1,927
Ratio of earnings to fixed charges(1)
Deficiency of earnings to cover fixed charges	$ 15,636	$ 23,251	$ 49,701	$ 50,528	$ 102,994

(1)	For all periods presented, no ratios are provided as earnings were insufficient to cover fixed charges.